EXHIBIT 99.1

                                                                     [Yell logo]

                                                                 8 November 2005

        news release news release news release news release news release


   YELL GROUP PLC FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005
        A STRONG FIRST HALF. WELL ON TRACK TO MEET FULL YEAR EXPECTATIONS

o    Group revenue up 17.6% to (pound)711.1 million

o    Group adjusted EBITDA up 15.8% to (pound)232.9 million

o    Adjusted profit after tax up 14.5% to (pound)109.3 million

o    Group operating cash conversion of 91.3% up from 84.8% last year

o    Adjusted diluted earnings per share up 14.9% to 15.4 pence

o    Interim dividend per share up 21% to 5.1 pence            (see notes below)

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"These are good results, demonstrating the quality of our execution across the Group. Yell.com's excellent performance drove continued growth in the UK. In the US strong organic revenue growth of 19.4% drove an outstanding performance which was boosted by the acquisition of TransWestern.

"We continue to contribute fully to the investigation into the classified directories advertising services by the Competition Commission in the UK. In the US, the integration of TransWestern, particularly in the sales organisation, is progressing rapidly."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"We maintained our EBITDA growth momentum at the same time as we continued to invest for future revenue growth on both sides of the Atlantic. We expect to continue this investment during the remainder of the year, particularly as we integrate TransWestern.

"We are well on track to meet full year expectations. We have decided to eliminate the actuarially calculated pension deficit of (pound)64.8 million by paying a special contribution to the pension plan within the next three months, and we are announcing a 21% increase in the interim dividend per share."

Notes:

o Unadjusted EBITDA was up 25.0% to (pound)235.5 million; unadjusted profit before tax was up 18.2% to (pound)103.4 million; and unadjusted diluted earnings per share were up 17.9% to 14.5 pence.

o The adjustments to the earnings figures above exclude exceptional items, net of tax, and amortisation of intangible assets, net of tax. Adjusted EBITDA is calculated on page 15; exceptional items are detailed on page 16 and the adjustments to profit after tax and earnings per share are detailed on page 18. Cash conversion is calculated on page 5.

o Results previously reported for the six months ended 30 September 2004 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards. A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page 13.

                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel       +44 (0)118 950 6984
Mobile    +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel       +44 (0)118 950 6656
Mobile    +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel       +44 (0)20 7638 9571
Mobile    +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------

          Our subsidiary, Yell Finance B.V., will furnish its results for the three and six months ended 30 September 2005 to the SEC on Form 6-K on 8 November 2005.

          A copy of the submission can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

                                                  ------------------------------------------------------
                                                        SIX MONTHS                            CHANGE AT
                                                    ENDED 30 SEPTEMBER                        CONSTANT
                                                  ---------------------------                 EXCHANGE
UNAUDITED                                            2004 (a)          2005      CHANGE       RATE (b)
                                                  -----------------------------------------------------
                                                    (POUND)M       (POUND)M
-------------------------------------------------------------------------------------------------------
Revenue (c)                                            604.6          711.1      17.6%         17.4%
Adjusted EBITDA (c) (d)                                201.2          232.9      15.8%         15.6%
Operating cash flow (c) (e)                            170.6          212.7      24.7%         24.4%

Adjusted diluted earnings per share
  (pence)(d)                                            13.4p         15.4p       14.9%

Cash conversion (c)  (f)                                84.8%         91.3%

Adjusted profit after tax                               95.5          109.3       14.5%
-------------------------------------------------------------------------------------------------------

(a) Results previously reported for the six months ended 30 September 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are described on page 13 of this release.

(b) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

(c) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(d) Adjusted EBITDA for the six months ended 30 September 2005 is stated before exceptional costs of (pound)2.4 million arising from the TransWestern acquisition, and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs. Adjusted diluted earnings per share are stated before these exceptional items ((pound)3.5 million credit net of tax) and an additional charge of (pound)5.2 million net of tax credit from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005 and before (pound)4.2 million amortisation net of tax on intangible assets acquired in the period. Adjusted EBITDA for the six months ended 30 September 2004 is stated before exceptional costs of (pound)12.8 million ((pound)8.0 million net of tax credit) which was the total cost of litigation brought against our US operations. Adjusted diluted earnings per share for the six months ended 30 September 2004 are stated before these exceptional costs.

(e) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(f)  Operating cash flow as a percentage of adjusted EBITDA.

REVIEW OF OPERATING PERFORMANCE

REVENUE

Group revenue increased 17.6% to (pound)711.1 million, or 17.4% at a constant exchange rate, from (pound)604.6 million for the same period last year. Group revenue would have increased 11.0% without the (pound)40.0 million of revenue contributed by TransWestern, which was acquired on 15 July 2005.

UK operations

UK revenue increased 5.0% to (pound)341.2 million. This was driven by 56.7% growth from Yell.com to (pound)25.7 million and a strong performance, particularly in the first quarter, from printed directories, with growth of 1.7% to (pound)305.9 million. The effect of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.9%.

The total number of unique print advertisers dropped 3.9% to 244,000 reflecting increased competition and the decline in retention to 74% from 75% for the same period last year. This decline was offset by a 6.2% growth in average revenue per unique advertiser to (pound)1,256. This growth resulted from both the slightly higher retention of higher value advertisers and new customers spending more.

Yell.com's revenue growth rate accelerated to 56.7%. Recognised revenue per average searchable advertiser increased 17.1% following the introduction of higher prices to reflect increased value for advertisers. Searchable advertisers at the end of the period were 31.4% higher than last year at 159,000.

We expect at least 3% UK revenue growth for the current year.

US operations

Total US revenue grew 32.3% to (pound)369.9 million, or 31.9% at a constant exchange rate. This included (pound)40.0 million from the acquisition of TransWestern which we completed on 15 July 2005.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.1% to 255,000 and average revenue per unique advertiser by 10.0% to $2,346. Retention was slightly lower at 71% from 72% for the same period last year.

Organic revenue growth was 19.4%. Same-market growth was 9.7%, contributing 9.0% to the organic growth. The particularly extensive new launch programme of 22 directories also contributed 10.4%.

Revenue growth was offset by a 2.3% decrease in revenue, primarily arising from rescheduling publications to later periods of the current year as we continue to rebalance production.

The TransWestern acquisition added 14.1% to US revenue growth, with other smaller acquisitions adding a further 0.7%.

We are making excellent progress in the early stages of integrating TransWestern into Yellow Book. However, the TransWestern revenue in the period from 15 July to 30 September 2005 was almost entirely the result of sales made prior to the acquisition by the Yell Group, and these results do not yet reflect the expected future benefit of integration with the Yellow Book sales organisation.

We are confident that full year organic growth in US revenue will be at least in line with expectations of 12%.

ADJUSTED EBITDA

Group adjusted EBITDA increased by 15.8% to (pound)232.9 million, or 15.6% at a constant exchange rate. The Group adjusted EBITDA margin decreased 0.5 percentage points to 32.8%, reflecting the expected decline in the UK printed directories margin. Adjusted EBITDA for the six months ended 30 September 2005 is stated before exceptional costs of (pound)2.4 million relating to the TransWestern acquisition, and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs in the UK.

UK adjusted EBITDA rose 3.4% to (pound)132.4 million, reflecting the sustained progress of Yell.com, partially offset by our continued investment to support the revenue growth of the printed directories. Yell.com more than doubled its adjusted EBITDA to (pound)10.9 million from (pound)4.8 million in the same period last year. The overall UK adjusted EBITDA margin was 38.8%, compared with 39.4% in the same period last year, reflecting continued investment in the increasingly competitive market and the reduction of Yellow Pages rate card prices. We believe the EBITDA margin at the year end will be in line with expectations.

In the US, strong revenue growth and operational leverage resulted in 37.5% growth in adjusted EBITDA to (pound)100.5 million, a 36.9% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 26.1% to 27.2%. This growth was slightly lower than in the first quarter due to the phasing of investment in advertising and promotion. While we plan further investment in the US operations we still expect an annual increase of around 200 basis points in EBITDA margin for the full year.

PENSION DEFICIT

The tri-annual actuarial valuation of the Yell Pension Plan has been agreed as a deficit of (pound)64.8 million at 5 April 2005. We intend to make a payment of (pound)64.8 million to the Plan in order to repair this deficit within the next three months. We intend to in the future increase our annual contributions so as to sustain a fully funded position on an actuarially determined basis. In the US we have a 401 (k) plan where benefits paid out are determined by contributions made by the employee.

A deficit of (pound)101.2 million is presented at 30 September 2005 using the assumptions required by IAS 19, which are more conservative than those used in actuarial valuations like the one mentioned above.

CASH FLOW AND NET DEBT

The Group converted 91.3% of adjusted EBITDA to cash, as compared to 84.8% last year. Group operating cash flow increased 24.7% to (pound)212.7 million, or 24.4% at a constant exchange rate. We expect year end cash conversion to be around 75% as a result of the planned investment in working capital to bring TransWestern's payment terms in line with Yellow Book's. This does not take into account the pension deficit repair described above.

                                                                           SIX MONTHS ENDED       SIX MONTHS ENDED
                                                                               30 SEPTEMBER           30 SEPTEMBER
                                                                        --------------------  ---------------------
                                                                                       2004                   2005
                                                                        -------------------------------------------
                                                                                   (POUND)M               (POUND)M

CASH GENERATED FROM OPERATIONS                                                        170.3                  219.5
Cash payments of exceptional items                                                      9.0                    3.0
Purchase of tangible fixed assets, net of sale proceeds                                (8.7)                  (9.8)
                                                                        --------------------  ---------------------
Operating cash flow                                                                   170.6                  212.7
Adjusted EBITDA                                                                       201.2                  232.9
                                                                        --------------------  ---------------------
CASH CONVERSION                                                                        84.8%                  91.3%
                                                                        ====================  =====================

We expect our net tax payments for the full year to be around 40% of our tax expense. Net tax payments will be unusually low because of tax benefits acquired with TransWestern, the continued use of tax losses in the US and the planned pension deficit repair. We also received tax refunds in the period for amounts that we overpaid in previous years.

Free cash flow (cash generated from operations ((pound)219.5 million) less net interest and tax payments ((pound)44.0 million) and less the purchase of fixed assets ((pound)9.8 million)) generated during the six months was (pound)165.7 million.

Net debt at (pound)1,952.1 million, which was up (pound)846.0 million from 31 March 2005, represented a multiple of 4.2 times adjusted EBITDA on a pro forma basis(as if TransWestern had been part of the Group for the entire period) for the last 12 months.

On 15 July 2005 we successfully syndicated a new (pound)2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire (pound)876.7 million of bank debt that existed at that date. Our senior notes remain unaffected. The movement in net debt for the six months ended 30 September 2005 arose as follows:

                                                              NET DEBT
                                                        ---------------
                                                              (POUND)M

AT 31 MARCH 2005                                              1,106.1
Free cash flow                                                 (165.7)
Purchase of subsidiary undertakings                             910.0
Dividends paid to shareholders                                   58.9
Net finance costs increasing debt                                20.2
Currency movements                                               22.6
                                                        ---------------
AT 30 SEPTEMBER 2005                                          1,952.1
                                                        ===============


Based on the enlarged group's strong cash generation, and including the pension deficit repair, we expect our net debt to be just over four times our pro forma EBITDA by 31 March 2006.

NET RESULTS

AFTER TAX RESULTS AND EXCEPTIONAL ITEMS

Profit after tax for the financial period ended 30 September 2005 was (pound)103.4 million, compared with a profit after tax for the financial period last year of (pound)87.5 million. The effective tax rate in the six month period ended 30 September 2005 was 33.7%.

Adjusted profit after tax for the financial period of (pound)109.3 million is stated before exceptional items net of tax and amortisation net of tax. Exceptional items include costs of (pound)2.4 million ((pound)1.5 million net of tax credit) arising from the TransWestern acquisition, a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK, and an additional charge of (pound)7.8 million ((pound)5.2 million net of tax credit) from the accelerated amortisation of finance fees related to bank debt refinancing. Amortisation of acquired intangible assets is (pound)6.9 million ((pound)4.2 million net of tax).

EARNINGS AND DIVIDEND PER SHARE

Diluted earnings per share were 15.4 pence before exceptional items and amortisation; an increase of 14.9% from last year. We are adding back amortisation net of tax in accordance with current best practice. As a result of this, last year's adjusted diluted earnings per share for the half year are 13.4 pence and for the full year are 26.2 pence, compared to 13.9 pence and 27.0 pence, respectively, when adding back gross amortisation.

Basic earnings per share before exceptional items and amortisation were 15.5 pence, as compared to 13.6 pence last year before exceptional items.

The Board has declared a 21% increase in the interim dividend to 5.1 pence per share, and this is expected to account for one third of the full year dividend.

The ex-dividend date will be 16 November 2005 and the interim dividend will be paid on 16 December 2005 to shareholders registered on 18 November 2005.

UK REGULATION

We have contributed fully to the investigation of "classified directories advertising services" by the Competition Commission.

The Competition Commission issued a revised timetable on 25 October 2005, lengthening the process by approximately six to eight weeks. The next publication, the Notification of Emerging Thinking, is now expected in January 2006 and the publication of the final report is expected in August 2006.

The Statement of Issues was published in August 2005 setting out the issues the Commission is considering in the Investigation. This statement, the revised timetable, the initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

                                                                    -------------------------------------
                                                                               SIX MONTHS ENDED
UNAUDITED                                                                        30 SEPTEMBER
                                                                    -------------------------------------
                                                                                2004           2005        CHANGE
-------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                               254            244          (3.9%)
Directory editions published                                                      55             57
Unique advertiser retention rate (%) (b)                                          75             74
Revenue per unique advertiser ((pound))                                        1,183          1,256           6.2%

US PRINTED DIRECTORIES (YELLOW BOOK)
Unique advertisers (thousands) (a) (c)                                           238            255           7.1%
Directory editions published                                                     259            271
Unique advertiser retention rate (%) (c)                                          72             71
Revenue per unique advertiser ($)                                              2,133          2,346          10.0%

US PRINTED DIRECTORIES (TRANSWESTERN)
Unique advertisers (thousands) (a) (c)                                             -             39
Directory editions published                                                       -             58
Unique advertiser retention rate (%) (c)                                           -             70
Revenue per unique advertiser ($)                                                  -          1,827

OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 30 September (thousands)(d)                   121            159          31.4%
Yell.com searches for September (millions)                                        16             25          56.3%
Yell.com revenue per average searchable
advertiser ((pound))(e)                                                          146            171          17.1%
-------------------------------------------------------------------------------------------------------------------

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the six months ended 30 September 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the six month period by the average number of Yell.com searchable advertisers (2004 - 112,000; 2005 - 150,000) in that period.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

                                                                            SIX MONTHS ENDED
                                                                              30 SEPTEMBER
                                                                      -----------------------------

                                                             NOTES           2004            2005
                                                                      -------------- --------------
                                                                         (POUND)M        (POUND)M
   REVENUE                                                       2          604.6           711.1
   Cost of sales                                                           (271.6)         (324.4)
                                                                     --------------- ---------------
   GROSS PROFIT                                                             333.0           386.7
   Distribution costs                                                       (17.7)          (21.8)
   Administrative expenses                                       4         (141.3)         (147.9)
                                                                     --------------- ---------------
   OPERATING PROFIT                                              3          174.0           217.0
   Finance costs                                                            (48.3)          (62.4)
   Finance income                                                             0.6             1.3
                                                                     --------------- ---------------
   NET FINANCE COSTS                                             4          (47.7)          (61.1)
                                                                     --------------- ---------------
   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                            126.3           155.9
   Taxation                                                      5          (38.8)          (52.5)
                                                                     --------------- ---------------
   PROFIT FOR THE FINANCIAL PERIOD                               4           87.5           103.4
                                                                     =============== ===============

                                                                        (IN PENCE)      (IN PENCE)

   Basic earnings per share                                      7           12.5            14.7
   Diluted earnings per share                                    7           12.3            14.5

                                                                        ((POUND)M)       ((POUND)M)
   Declared interim ordinary dividend of
      5.1 pence per share (2004 - 4.2 pence)                                 29.5            35.9


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                                              SIX MONTHS ENDED
                                                                               30 SEPTEMBER
                                                                     ------------------------------------
                                                                                2004              2005
                                                                     ------------------ -----------------
                                                                            (POUND)M          (POUND)M
   PROFIT FOR THE FINANCIAL PERIOD                                              87.5             103.4
                                                                     ------------------ -----------------
   Exchange differences on translation of foreign operations                     7.8              35.0
   Initial recognition of  financial instruments used as hedges                    -              (2.9)
   Changes in retirement benefit obligations                                       -              (5.0)
   Change in recorded value of financial instruments used as hedges                -               4.7
   Tax effect of net losses not recognised in the income statement                 -               1.6
   Tax benefit (reversing) arising on unexercised stock options                 (0.9)              1.0
                                                                     ------------------ -----------------
   Net gains not recognised in the income statement                              6.9              34.4
                                                                     ------------------ -----------------
   TOTAL RECOGNISED INCOME FOR THE PERIOD                                       94.4             137.8
                                                                     ================== =================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                             SIX MONTHS ENDED
                                                                               30 SEPTEMBER
                                                                   ------------------------------------
                                                                               2004               2005
                                                                   -----------------  -----------------
                                                                           (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES
       Cash generated from operations                                         170.3              219.5
       Interest paid                                                          (38.9)             (46.2)
       Interest received                                                        0.5                1.3
       Net income tax (paid) refunded                                         (14.8)               0.9
                                                                   -----------------  -----------------
    Net cash inflow from operating activities                                 117.1              175.5
                                                                   -----------------  -----------------

    CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of tangible fixed assets                         8             (8.7)              (9.8)
       Purchase of subsidiary undertakings                       9                -             (910.0)
                                                                   -----------------  -----------------
    Net cash used in investing activities                                      (8.7)            (919.8)
                                                                   -----------------  -----------------

    CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from issuance of ordinary shares                                1.2                0.2
       Purchase of own shares                                                    -                (0.2)
       Acquisition of new loans                                                  -             1,676.0
       Repayment of borrowings                                                (45.0)            (883.9)
       Financing fees paid                                                       -               (13.3)
       Dividends paid to company's shareholders                               (41.8)             (58.9)
                                                                   ------------------------------------
    Net cash (used in) provided by financing activities                       (85.6)             719.9
                                                                   -----------------  -----------------

    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       22.8              (24.4)
    Cash and cash equivalents at beginning of the period                       18.7               55.5
    Exchange gains on cash and cash equivalents                                 0.5                4.0
                                                                  ------------------  -----------------
    Cash and cash equivalents at end of the period                             42.0               35.1
                                                                  ==================  =================

    CASH GENERATED FROM OPERATIONS
    Profit for the period                                                      87.5              103.4
    Adjustments for:
       Tax                                                                     38.8               52.5
       Depreciation of tangible fixed assets and
        amortisation of software costs                                         11.5               11.6
       Amortisation of other intangible assets                                   -                 6.9
       Goodwill adjustment arising from previously
        unrecognised tax benefits acquired                                      2.9                  -
       Interest income                                                         (0.5)              (1.3)
       Interest expense                                                        48.2               54.6
       Total exceptional items                                                   -                 5.2
    Changes in working capital:
       Inventories and directories in development                             (27.1)             (19.5)
       Trade and other receivables                                             (2.9)               8.9
       Trade and other payables                                                 9.3               (4.6)
       Other                                                                    2.6                1.8
                                                                   -----------------  -----------------
    CASH GENERATED FROM OPERATIONS                                            170.3              219.5
                                                                   =================  =================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                      AT                   AT
                                                                                31 MARCH         30 SEPTEMBER
                                                          NOTES                     2005                 2005
                                                                      --------------------   -------------------
                                                                                (POUND)M             (POUND)M
    NON CURRENT ASSETS
    Goodwill                                                                     1,706.0              2,424.7
    Other intangible assets                                                            -                201.6
    Property, plant and equipment                                                   40.1                 39.2
    Deferred tax assets                                      10                     97.1                123.7
    Other assets                                                                     2.0                  6.8
                                                                       -------------------   ------------------
    TOTAL NON CURRENT ASSETS                                                     1,845.2              2,796.0
                                                                       -------------------   ------------------

    CURRENT ASSETS
                                                                       -------------------   ------------------
    Inventories                                                                      7.5                  9.1
    Directories in development                                                     165.1                216.4
    Trade and other receivables                              11                    451.3                516.2
    Cash and cash equivalents                                                       55.5                 35.1
                                                                       -------------------   ------------------
    TOTAL CURRENT ASSETS                                                           679.4                776.8
                                                                       -------------------   ------------------
    CURRENT LIABILITIES
    Loans and other borrowings                               12                    (91.3)              (235.7)
    Corporation tax                                                                (28.2)               (60.3)
    Trade and other payables                                 13                   (258.8)              (328.1)
                                                                       -------------------   ------------------
    TOTAL CURRENT LIABILITIES                                                     (378.3)              (624.1)
                                                                       -------------------   ------------------
    NET CURRENT ASSETS                                                             301.1                152.7
                                                                       -------------------   ------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                        2,146.3              2,948.7
    NON-CURRENT LIABILITIES
    Loans and other borrowings                               12                 (1,070.3)            (1,751.5)
    Deferred tax liabilities                                 14                    (51.3)               (86.6)
    Retirement benefit obligations                           15                    (99.7)              (101.2)
                                                                       -------------------   ------------------
    NET ASSETS                                                                     925.0              1,009.4
                                                                       ===================   ==================

    CAPITAL AND RESERVES
    Called up share capital                                  16                      7.0                  7.1
    Share premium account                                    16                  1,191.0              1,202.3
    Foreign currency reserve                                 16                   (116.2)               (81.2)
    Profit and loss account deficit                          16                   (156.8)              (118.8)
                                                                       -------------------   ------------------
    EQUITY SHAREHOLDERS' FUNDS                                                     925.0              1,009.4
                                                                       ===================   ==================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     This unaudited financial information for the six months to 30 September 2005 has been prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

     In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

     The amounts presented for the six months ended 30 September 2004 and at 30 September 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

     Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax liabilities by (pound)4.5 million and increased the share premium account and profit and loss deficit by (pound)0.3 million. We also changed our methodology for calculating adjusted earnings per share ("EPS") to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted EPS published for the six month period ended 30 September 2004 and for the year ended 31 March 2005 would have been 13.4 pence and 26.2 pence, respectively, under the new methodology. All changes are presentational in nature and do not affect the previously reported results or cash flows.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2005 annual report published in June 2005, which includes the audited consolidated financial statements of Yell Group Plc and its subsidiaries for the year ended 31 March 2005.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.   REVENUE

                                                                           SIX MONTHS
                                                                       ENDED 30 SEPTEMBER              CHANGE
                                                               -----------------------------------------------
                                                                          2004             2005             %
                                                               ------------------  ---------------------------
                                                                      (POUND)M         (POUND)M

          UK printed directories                                         300.9            305.9           1.7%
          Other products and  services                                    24.1             35.3          46.5%
                                                               ------------------  --------------
          TOTAL UK REVENUE                                               325.0            341.2           5.0%
                                                               ------------------  --------------
          US printed directories:
          US printed directories at constant
            exchange rate (a)                                            279.6            368.9          31.9%
          Exchange impact (a)                                                -              1.0
                                                               ------------------  --------------
          TOTAL US REVENUE                                               279.6            369.9          32.3%
                                                               ------------------  --------------
          GROUP REVENUE                                                  604.6            711.1          17.6%
                                                               ==================  ==============

     (a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

     See Note 9 for an analysis of the effect of acquisitions in the year on our results.

3.   OPERATING PROFIT AND EBITDA INFORMATION

           EBITDA by segment

                                                                          SIX MONTHS
                                                                      ENDED 30 SEPTEMBER              CHANGE
                                                              -----------------------------------------------
                                                                         2004              2005            %
                                                              ------------------ ----------------------------
                                                                     (POUND)M          (POUND)M
          UK printed directories                                        121.1             117.2         (3.2%)
          Other products and services                                     7.0              15.2        117.1%
                                                              ------------------  ---------------
          TOTAL UK OPERATIONS                                           128.1             132.4          3.4%
                                                              ------------------ ----------------
          US operations:
          US printed directories at constant
            exchange rate (a)                                            73.1             100.1         36.9%
          Exchange impact (a)                                               -               0.4
                                                              ------------------ ----------------
          TOTAL US OPERATIONS                                            73.1             100.5         37.5%
                                                              ------------------ ----------------
          GROUP ADJUSTED EBITDA                                         201.2             232.9         15.8%
                                                              ================== ================

YELL GROUP PLC AND SUBSIDIARIES

3.   OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

         RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA (a)

                                                                      SIX MONTHS
                                                                  ENDED 30 SEPTEMBER                 CHANGE
                                                     -------------------------------------------------------
                                                                  2004                  2005              %
                                                     -------------------------------------------------------
                                                              (POUND)M              (POUND)M
         UK operations
         OPERATING PROFIT                                        122.2                 131.8
         Depreciation and amortisation of
            fixed assets                                           5.9                   5.6
                                                     -------------------- ---------------------
         UK OPERATIONS EBITDA                                    128.1                 137.4           7.3%
         Exceptional items                                           -                  (5.0)
                                                     -------------------- ---------------------
         UK OPERATIONS ADJUSTED EBITDA                           128.1                 132.4           3.4%
                                                     -------------------- ---------------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    39.4%                  38.8%
                                                     ==================== =====================

         US operations
         OPERATING PROFIT                                         51.8                  85.2
         Depreciation and amortisation of
            fixed assets                                           8.5                  12.9
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA                                     60.3                  98.1          62.7%
         Exceptional items                                        12.8                   2.4
         Exchange impact (b)                                         -                  (0.4)
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA AT CONSTANT                73.1                 100.1          36.9%
           EXCHANGE RATE (b)
         Exchange impact (b)                                         -                   0.4
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA                            73.1                 100.5          37.5%
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA MARGIN                     26.1%                 27.2%
                                                     ==================== =====================

         Group

         OPERATING PROFIT                                        174.0                 217.0
         Depreciation and amortisation of
            fixed assets                                          14.4                  18.5
                                                     -------------------- ---------------------
         GROUP EBITDA                                            188.4                 235.5          25.0%
         Exceptional items                                        12.8                  (2.6)
         Exchange impact (b)                                         -                  (0.4)
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA AT CONSTANT
           EXCHANGE RATE (b)                                     201.2                 232.5          15.6%
         Exchange impact (b)                                         -                   0.4
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA                                   201.2                 232.9          15.8%
                                                     ==================== =====================

         GROUP ADJUSTED EBITDA MARGIN                            33.3%                 32.8%
                                                     ==================== =====================

          (a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

          (b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

          We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                SIX MONTHS ENDED 30 SEPTEMBER
                                     ------------------------------------------------------------------------------------
                                                       2004                                       2005
                                     ------------------------------------------------------------------------------------
                                          ORDINARY      EXCEPTIONAL                 ORDINARY      EXCEPTIONAL
                                             ITEMS            ITEMS      TOTAL         ITEMS            ITEMS        TOTAL
                                     -------------------------------------------------------------------------------------
                                          (POUND)M         (POUND)M   (POUND)M      (POUND)M         (POUND)M     (POUND)M
         GROSS PROFIT                        333.0                -      333.0         386.7                -       386.7
         Distribution costs                  (17.7)               -      (17.7)        (21.8)               -       (21.8)
         Administrative expenses            (128.5)           (12.8)    (141.3)       (150.5)             2.6      (147.9)
                                     -------------------------------------------------------------------------------------
         Operating profit                    186.8            (12.8)     174.0         214.4              2.6       217.0
         Net finance costs                   (47.7)               -      (47.7)        (53.3)            (7.8)      (61.1)
                                     -------------------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                        139.1            (12.8)     126.3         161.1             (5.2)      155.9
         Taxation                            (43.6)             4.8      (38.8)        (56.0)             3.5       (52.5)
                                     -------------------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                           95.5             (8.0)      87.5         105.1             (1.7)      103.4
                                     =====================================================================================

          The exceptional items for the six months ended 30 September 2005 include restructuring and other costs of (pound)2.4 million arising from the TransWestern acquisition, and a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the six months ended 30 September 2005 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the six months ended 30 September 2004 are costs relating to litigation brought against our US operations (see note 18).

YELL GROUP PLC AND SUBSIDIARIES

5.   TAXATION

     The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the six month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                 SIX MONTHS ENDED 30 SEPTEMBER
                                                                               ----------------------------------
                                                                                         2004               2005
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Profit on ordinary activities before taxation multiplied by the
            standard rate of corporation tax in the United Kingdom (30%)                 41.7               48.3
         Effects of:
            Higher tax rates in US                                                        4.1                6.8
            Other disallowable expenses                                                   0.7                0.9
            Previously unrecognised US tax losses recognised in period
                                                                                         (2.9)                -
                                                                               ---------------    ---------------
         Tax charge on ordinary profit before tax                                        43.6               56.0
         Net tax benefit on exceptional items                                            (4.8)              (3.5)
                                                                               ---------------    ---------------
         NET CHARGE ON PROFIT BEFORE TAX                                                 38.8               52.5
                                                                               ===============    ===============

         UK Corporation tax                                                              32.9               30.7
         Overseas income tax                                                              5.9               21.8
                                                                               ---------------    ---------------
         Net charge on profit before tax                                                 38.8               52.5
                                                                               ===============    ===============

6.   INTERIM DIVIDEND

     The interim dividend of 5.1 pence per share (2004 - 4.2 pence per share) is payable on 16 December 2005 to shareholders registered at the close of business on 18 November 2005 and will amount to (pound)35.9 million (2004 - (pound)29.5 million).

     The accounting for the announced interim dividend is in compliance with IFRS, which stipulates that the liability for the dividend payment is not recorded until the period in which it is approved. Accordingly, the interim dividend has not been recorded as a liability in this financial information.

YELL GROUP PLC AND SUBSIDIARIES

7.   EARNINGS PER SHARE

     The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

                                                                            EXCEPTIONAL
                                                                              ITEMS,         AMORTISATION,
                                                                  ACTUAL    NET OF TAX (a)   NET OF TAX  (b)    ADJUSTED
                                                               ---------- ---------------- ------------------- -------------
         SIX MONTHS ENDED 30 SEPTEMBER 2005
         Group profit after tax ((pound)m)                         103.4        1.7                4.2                109.3
         Weighted average number of issued
            ordinary shares (millions)                             704.4                                              704.4
                                                               ----------                                      -------------
         BASIC EARNINGS PER SHARE (PENCE)                           14.7                                               15.5
         Effect of share options (pence)                            (0.2)                                              (0.1)
                                                               ----------                                      -------------
         DILUTED EARNINGS PER SHARE (PENCE)                         14.5                                               15.4
                                                               ==========                                      =============

         SIX MONTHS ENDED 30 SEPTEMBER 2004
         Group profit after tax ((pound)m)                          87.5        8.0                  -                 95.5
         Weighted average number of issued
            ordinary shares (millions)                             699.8                                              699.8
                                                               ----------                                      -------------
         BASIC EARNINGS PER SHARE (PENCE)                           12.5                                               13.6
         Effect of share options (pence)                            (0.2)                                              (0.2)
                                                               ----------                                      -------------
         DILUTED EARNINGS PER SHARE (PENCE)                         12.3                                               13.4
                                                               ==========                                      =============

(a)  Exceptional items are explained in note 4.

(b) Amortisation of (pound)6.9 million in 2005 arose from acquisitions in the period and is added back net of (pound)2.7 million for tax. A goodwill charge of (pound)2.9 million in 2004 arose from the recognition of tax net operating losses from acquisitions in the United States and had nil effect on adjusted earnings per share because the tax benefit was of equal amount.

8.   CAPITAL EXPENDITURE

     Capital expenditure on tangible fixed assets in the six months to September 2005 and 2004 was (pound)9.8 million and (pound)8.7 million, respectively. Proceeds on the sale of tangible fixed assets were (pound)nil million in the same periods.

     Capital expenditure committed at 30 September 2005 and 2004 was (pound)5.9 million and (pound)5.8 million, respectively, in respect of computers and office equipment.

YELL GROUP PLC AND SUBSIDIARIES

9.   ACQUISITIONS

     In the six months to 30 September 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,611.1 million ((pound)918.6 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million ((pound)897.6 million) plus expenses of $21.5 million ((pound)12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:


                                                              ACQUIREE'S                      DEBT AND OTHER
                                                                CARRYING        FAIR VALUE       LIABILITIES    PROVISIONAL
                                                                  AMOUNT       ADJUSTMENTS      EXTINGUISHED     FAIR VALUE
                                                        ----------------- ----------------- ----------------- --------------
                                                                (POUND)M          (POUND)M          (POUND)M       (POUND)M

        FIXED ASSETS
        Intangible assets                                          84.9             111.8                 -          196.7
        Property, plant and equipment                               2.7             (0.1)                 -            2.6
        Deferred tax assets                                        31.8               0.2                 -           32.0
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL FIXED ASSETS                                        119.4             111.9                 -          231.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT ASSETS
        Directories in development                                 26.2                 -                 -           26.2
        Trade and other receivables                                53.6              (0.6)                -           53.0
        Cash and cash equivalents                                   1.1                 -                 -            1.1
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT ASSETS                                       80.9              (0.6)                -           80.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT LIABILITIES
        Loans and other borrowings                                 (3.6)                -               3.6              -
        Corporation Tax                                            (0.7)                -                 -           (0.7)
        Trade and other payables                                  (88.6)                -              27.7          (60.9)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT LIABILITIES                                 (92.9)                -              31.3          (61.6)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL ASSETS LESS CURRENT LIABILITIES                     107.4              111.3             31.3          250.0
        NON-CURRENT LIABILITIES
        Loans and other borrowings                               (386.3)                -             386.3              -
        Deferred tax liabilities                                   (4.0)            (17.3)                -          (21.3)
                                                        ----------------- ----------------- ----------------- --------------
        IDENTIFIABLE NET (LIABILITIES) ASSETS                    (282.9)             94.0             417.6          228.7
                                                        ================= ================= =================
        Goodwill                                                                                                     681.2
                                                                                                              --------------
        Total cost                                                                                                   909.9
                                                                                                              ==============

YELL GROUP PLC AND SUBSIDIARIES

9.   ACQUISITIONS (CONTINUED)

     The results of TransWestern reduced the group profit by (pound) 5.6 million in the period from the date of acqusition to 30 September 2005. The results of TransWestern increased group results before amortisation, exceptional costs and tax by (pound)3.2 million in the period from the date of acquisition to 30 September 2005. The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 78 days ended 30 September 2005. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the six months ended 30 September 2004 and 2005 is as follows:

                                               SIX MONTHS ENDED
                                                 30 SEPTEMBER
                                        -------------------------------
                                               2004               2005
                                        -------------------------------
                                           (POUND)M           (POUND)M
          Group revenue                       700.4              770.7
          Profit for the period                86.4              109.4

     We also made other acquisitions in the half year that are not considered material for presentation in the above pro forma table. We paid cash of $15.8 million ((pound)8.7 million) to acquire net liabilities with a fair value totalling $0.4 million ((pound)0.2 million) giving rise to additional goodwill of $12.8 million ((pound)7.0 million) and other intangible assets of $3.4 million ((pound)1.9 million). These acquisitions have contributed revenue of (pound)0.3 million in the period from the dates of acquisition to 30 September 2005.

                                                           SIX MONTHS ENDED 30
                                                                     SEPTEMBER
                                                           --------------------
                                                                          2005
                                                           --------------------
                                                                      (POUND)M
        Total cost of acquisitions                                      918.6
        Costs accrued at 30 September 2005                               (7.5)
                                                             ------------------
        Cash paid                                                       911.1
        Less cash acquired                                               (1.1)
                                                             ------------------
        Net cash outflow in period                                      910.0
                                                             ==================


10.  DEFERRED TAX ASSETS

     The elements of deferred tax assets recognised in the accounts were as follows:

                                                                            AT                   AT
                                                                      31 MARCH         30 SEPTEMBER
                                                                          2005                 2005
                                                                ----------------   -----------------
                                                                      (POUND)M             (POUND)M
         Tax effect of timing differences due to:
             Retirement benefit obligations                               29.9                 30.4
             Bad debt provisions                                          25.1                 28.3
             Net operating losses                                         20.9                 20.4
             Deferred revenue                                                -                 15.5
             Depreciation                                                  9.2                  9.2
             Unrealised benefit on unexercised stock options               6.5                  7.4
             Accrued expenses and other items                              5.5                 12.5
                                                                ----------------   -----------------
         RECOGNISED DEFERRED TAX ASSETS                                   97.1                123.7
                                                                ================   =================

YELL GROUP PLC AND SUBSIDIARIES

11.  TRADE AND OTHER RECEIVABLES

                                                                                      AT                     AT
                                                                                31 MARCH           30 SEPTEMBER
                                                                                    2005                   2005
                                                                       -------------------    -------------------
                                                                                (POUND)M               (POUND)M

         Trade receivables                                                         429.3                  475.1
         Other receivables                                                           8.1                   16.1
         Accrued income                                                              4.7                    0.9
         Prepayments                                                                 9.2                   24.1
                                                                       -------------------    -------------------
         TOTAL TRADE AND OTHER RECEIVABLES                                         451.3                  516.2
                                                                       ===================    ===================

12.  LOANS AND OTHER BORROWINGS AND NET DEBT

                                                                                          AT                AT
                                                                                    31 MARCH      30 SEPTEMBER
                                                                                      2005(a)           2005(a)
                                                                             ----------------  ----------------
                                                                                    (POUND)M          (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities                                                       90.0             234.2
         Net obligations under finance leases                                            1.3               1.5
                                                                             ----------------  ----------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                      91.3             235.7
                                                                             ----------------  ----------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                                      761.0           1,423.7
         Senior notes:
             Senior sterling notes                                                     159.8             160.8
             Senior dollar notes                                                        67.4              72.7
             Senior discount dollar notes                                               82.1              94.3
                                                                             ----------------  ----------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                          1,070.3           1,751.5
                                                                             ----------------  ----------------
         NET LOANS AND OTHER BORROWINGS                                              1,161.6           1,987.2
         Cash and cash equivalents                                                     (55.5)            (35.1)
                                                                             ----------------  ----------------
         NET DEBT AT END OF PERIOD                                                   1,106.1           1,952.1
                                                                             ================  ================

(a) Balances are shown net of deferred financing fees of (pound)12.9 million at 30 September 2005 and (pound)14.0 million at 31 March 2005.

YELL GROUP PLC AND SUBSIDIARIES

13.  TRADE AND OTHER PAYABLES

                                                                                      AT                     AT
                                                                                31 MARCH           30 SEPTEMBER
                                                                                    2005                   2005
                                                                     ----------------------   -------------------
                                                                                (POUND)M               (POUND)M

         Trade payables                                                             22.9                   18.2
         Other taxation and social security                                         23.1                   22.9
         Other liabilities                                                           4.3                   18.2
         Accruals                                                                  117.0                  121.1
         Deferred income                                                            91.5                  147.7
                                                                      ---------------------    ------------------
         Total trade and other payables falling
          due within one year                                                      258.8                  328.1
                                                                      =====================    ==================

14.  DEFERRED TAX LIABILITIES

     The elements of deferred tax liabilities recognised in the accounts were as follows:
                                                                                       AT                     AT
                                                                                 31 MARCH           30 SEPTEMBER
                                                                                     2005                   2005
                                                                      ---------------------   -------------------
                                                                                 (POUND)M               (POUND)M
         The effect of timing differences due to:
         Amortisation                                                                25.5                   38.8
         Directories in development                                                  25.8                   32.3
         Acquired intangible assets                                                    -                    15.5
                                                                       --------------------    ------------------
         RECOGNISED DEFERRED TAX LIABILITIES                                         51.3                   86.6
                                                                       ====================    ==================

15.  RETIREMENT BENEFIT OBLIGATIONS

     The (pound)1.5 million increase in retirement benefit obligations from (pound)99.7 million at the year end to (pound)101.2 million at 30 September 2005 is the net result of total charges of (pound)9.7 million in the Income Statement and the estimated deficit increase of (pound)5.0 million within the Statement of Recognised Income and Expense, offset by total cash contributions of (pound)13.2 million. The (pound)5.0 million estimated increase in deficit reflects an increase in liabilities arising from a change in the reference market rate to which the discount rate is tied, net of actuarial gains, and takes into account changes in asset values by reference to relevant market indices.

YELL GROUP PLC AND SUBSIDIARIES

16.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                                               FOREIGN        PROFIT
                                                   SHARE         SHARE         CURRENCY      AND LOSS
                                                  CAPITAL       PREMIUM        RESERVE       ACCOUNT         TOTAL
                                                ------------------------------------------------------------------
                                                 (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M

         BALANCE AT 31 MARCH 2005                    7.0        1,191.0         (116.2)       (156.8)        925.0
         Profit on ordinary
            activities after taxation                  -              -           -            103.4         103.4
         Dividends                                     -              -           -            (58.9)        (58.9)
         Ordinary share issue                        0.1           11.3           -            (10.0)          1.4
          Capital Accumulation Plan
              and other share schemes (a)              -              -           -              4.1           4.1
         Currency movements                            -              -           35.0             -          35.0
          Net losses not recognised in income
             statement                                 -              -           -             (0.6)         (0.6)
                                                -----------  ------------ ------------ --------------- -------------
         BALANCE AT 30 SEPTEMBER 2005                7.1        1,202.3         (81.2)         (118.8)     1,009.4
                                                ===========  ============ ============ =============== =============

(a) Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

YELL GROUP PLC AND SUBSIDIARIES

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial information is prepared in accordance with the Group's accounting policies under International Financial Reporting Standards ("IFRS") as set out in our conversion statements for the periods ended 31 March 2005, which differ in certain respects from those applicable in the United States ("US GAAP").

     Differences result primarily from acquisition accounting. Under IFRS, acquisitions before 1 April 2004 are accounted for on a frozen GAAP basis, under which other intangible assets have not been recorded. Recording these other intangible assets would have affected the accounting for directories in development, goodwill and other intangibles and taxation. The measurement of the value of intangible assets acquired since 1 April 2004 cannot include the value of tax benefits under IFRS. Under US GAAP, other intangible assets have been recorded at a fair value that includes the tax benefits and have been amortised since the date of acquisition, regardless of when the acquisition was completed.

     Other differences between IFRS and US GAAP arise from when certain costs associated with directories in development, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States can be recognised.

     Differences in accounting for pensions arise from the use of different actuarial methods and from a difference in the timing of when actuarial gains and losses are recognised.

     Dividends are recorded, under IFRS, in the period in which they are approved by the board of directors or shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

     The following information summarises estimated adjustments, gross of their tax effect, which reconcile profit for the financial period and shareholders' funds from that reported under IFRS to that which would have been recorded had US GAAP been applied.

          NET PROFIT

                                                                         SIX MONTHS ENDED 30 SEPTEMBER
                                                                      -----------------------------------
                                                                                 2004               2005
                                                                      -----------------  ----------------
                                                                             (POUND)M           (POUND)M
             Profit for the financial period under IFRS                          87.5              103.4
             Adjustment for:
               Directories in development
               -Deferred costs                                                  (11.5)             (13.7)
               -Acquisition accounting                                           (4.0)             (11.3)
               Pensions                                                          (3.7)              (7.5)
               Other intangible assets                                          (36.4)             (28.5)
               Derivative financial instruments                                   3.4               (2.9)
               Employee incentive plans                                           1.6                  -
               Deferred taxation                                                 27.0               21.8
               Other                                                             (0.2)              (1.5)
                                                                      ----------------  -----------------
              PROFIT FOR THE FINANCIAL PERIOD ADJUSTED FOR US
                GAAP                                                             63.7               59.8
                                                                      ================  =================

YELL GROUP PLC AND SUBSIDIARIES

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          EQUITY SHAREHOLDERS' FUNDS

                                                                            AT                  AT
                                                                      31 MARCH        30 SEPTEMBER
                                                                          2005                2005
                                                            ------------------- -------------------
                                                                      (POUND)M            (POUND)M

          Equity shareholders' funds under IFRS                          925.0             1,009.4
              Adjustment for:
                   Directories in progress                              (115.6)             (146.6)
                   Pensions                                               94.9               101.2
                   Additional minimum pension liability                  (59.0)              (59.0)
                   Goodwill                                             (542.9)             (451.4)
                   Other intangible assets                               671.9               699.4
                   Derivative financial instruments                        2.9                   -
                   Deferred taxation                                    (164.0)             (290.8)
                   Other                                                   1.7                   -
                                                             ------------------ -------------------
          EQUITY SHAREHOLDERS' FUNDS ADJUSTED FOR
              US GAAP                                                    814.9               862.2
                                                             ================== ===================

18.  LITIGATION

     The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.